Exhibit 12

American General Finance Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Years Ended December 31,
(dollars in thousands)	2009	2008	2007	2006	2005
Earnings: (Loss) income before provision for income taxes	$ (888,647)	$ (924,693)	$ 106,512	$ 662,656	$ 809,839
Interest expense	1,050,164	1,209,920	1,205,610	1,125,415	866,203
Implicit interest in rents	19,287	26,592	21,339	20,152	18,834
Total earnings	$ 180,804	$ 311,819	$1,333,461	$1,808,223	$1,694,876
Fixed charges: Interest expense	$1,050,164	$1,209,920	$1,205,610	$1,125,415	$ 866,203
Implicit interest in rents	19,287	26,592	21,339	20,152	18,834
Total fixed charges	$1,069,451	$1,236,512	$1,226,949	$1,145,567	$ 885,037
Ratio of earnings to fixed charges*	0.17	0.25	1.09	1.58	1.92

*

Earnings were inadequate to cover total fixed charges by $888.6 million in 2009 and $924.7 million in 2008.

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